Exhibit 99.1

Nisun International Signs New Grain Supply Chain Cooperative Agreement

SHANGHAI, China, December 30, 2021 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced it signed a cooperative supply chain agreement with Henan Huangchuan Biandijin AGRI-FOOD., LTD (“Biandijin”). Under the agreement, Nisun will provide Biandijin with procurement services for grain and oil products, including rice, millet, mung bean, sesame and flour, among others.

Biandijin is a comprehensive grain processing enterprise that engages in the purchase, processing and sale of grain and oil products. It serves retail customers through grocery chains in Henan province and well-known domestic enterprises, such as Sanquan Food and Synear Food, through cooperation.

With the agriculture industry as one of its core service segments, Nisun implements a comprehensive digital management process from procurement, warehousing, logistics, sales to operations in providing solutions to the grain and oilseeds supply chain, a sub-sector of agri-food industry chain. Under the agreement, Nisun will leverage its advanced technology, equipped with risk control measures, to serve Biandijin with professional, high-quality, end-to-end supply chain products with a digitalized, networked and standardized operating model. Simultaneously, Nisun will help Biandijin address challenges attributable to increased demand for grain and oil products through centralized procurement. In addition, through Nisun’s systematic management and effective control over core points in supply chain, Biandijin will be able to further expand, enhance competitiveness and achieve sustainable growth.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun's view of its future expectations, plans and prospects that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun's registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd
Investor Relations
Tel: +86 (21) 2357-0055
Email: ir@cnisun.com

ICR, LLC
Tel: +1 203 682 8233
Email: nisun@icrinc.com